February 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street N.E.
Washington, D.C. 20549

Attention:  William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

Re:  Artius II Acquisition Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-283020

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, February 12, 2025, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated February 7, 2025 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Managing Director

By:	/s/ Conrad Rubin
Name: Conrad Rubin
Title: Managing Director

As Representative of the several underwriters

cc:	Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Brian D. Paulson, Skadden, Arps, Slate, Meagher & Flom LLP